SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Ruby Tuesday, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781182100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781182100                                                 Page 2 of 5

1	NAMES OF REPORTING PERSONS Samuel E. Beall, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,051,124
	6	SHARED VOTING POWER: 13,626
	7	SOLE DISPOSITIVE POWER: 2,681,075
	8	SHARED DISPOSITIVE POWER: 13,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,064,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.75%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 781182100                                                 Page 3 of 5

Item 1(a).           Name of Issuer:

Ruby Tuesday, Inc.

Item 1(b).           Address of Issuer's Principal Executive Offices:

150 West Church Avenue
Maryville, Tennessee 37801

Item 2(a).           Name of Person Filing:

Samuel E. Beall, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:

150 West Church Avenue
Maryville, Tennessee 37801

Item 2(c).           Citizenship:

Tennessee

Item 2(d).           Title of Class of Securities:

Common Stock

Item 2(e).           CUSIP Number:

781182100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP NO. 781182100                                                 Page 4 of 5

Item 4.     Ownership:

(a)           Amount beneficially owned:  3,064,750

(b)           Percent of class:    4.75%

(c)           Number of shares as to which such person has

(i)           sole power to vote or direct the vote:  3,051,124

(ii)          shared power to vote or direct the vote:  13,626

(iii)         sole power to dispose or to direct the disposition of:  2,681,075

(iv)         shared power to dispose or direct the disposition of:  13,626

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.     Identification and Classification of the Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.   Certification:

Not Applicable

CUSIP NO. 781182100                                                 Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      February 10, 2010

Signature:              /s/ Samuel E. Beall, III
Samuel E. Beall, III

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